UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42572

Top Win International Limited

(Translation of registrant’s name into English)

33/F Sunshine Plaza

353 Lockhart Road, Wan Chai, Hong Kong Tel: +852 2815 7988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒ Form 40-F ☐

Announcement of Intention of Tender Offer of DV8

On July 3, 2025, Top Win International Limited (Nasdaq: SORA), a Cayman Islands exempted company (the “Company” or “TopWin”), through its subsidiary, AsiaStrategy Topwin SG Pte. Ltd., announced an intention to make a tender offer with certain other offerors to acquire all the securities of DV8 Public Company Limited (SET: DV8), a public company listed on The Stock Exchange of Thailand (“DV8”).

AsiaStrategy Topwin SG Pte. Ltd. has committed, based on the assumption that all the offerors will obtain all securities of DV8, to acquiring up to 152,842,577 ordinary shares or equivalent to 11.58 % of the total issued and paid-up share capital of DV8 and 11.58% of the unexercised warrants of DV8 as at the date of this report. The offer price for the ordinary shares is THB 0.56 (fifty-six satang) per share and the offer price for the warrants is THB 0.01 (one satang) per unit. Such offer is subject to acceptance by the securityholders of DV8. Based on the assumption that all of the securities of DV8 are acquired by the offerors, AsiaStrategy Topwin SG Pte. Ltd. will own approximately 11.58% of the total paid-up shares and voting rights of DV8 following the close of such tender offer. The offer period is expected to close on August 20, 2025.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

[EXHIBITS INDEX]

Exhibit No.	Description
99.1	Press Release dated July 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2025	Top Win International Limited

	By:	/s/ Kwan NGAI
	Name:	Kwan NGAI
	Title:	Chief Executive Officer and Director

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